October 16, 2009

Steve Wolosky
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

      Re: **Adaptec, Inc. ("Adaptec" or "the Company")**
               Definitive Additional Materials
               Filed October 8, 2009, October 9, 2009, and October 16, 2009 by Steel Partners II, L.P., et al.
               File No. 000-15071

Dear Mr. Wolosky:

      We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

1.   As requested in our comment letter dated September 15, 2009, please do not use statements, such as the following, without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Refer to Note (b) to Rule 14a-9.

- "A prospective interested party has advised us that Mr. Sundaresh has made it clear that any proposal for the acquisition of the Company's business operations must include him staying on as CEO or else he will not pursue such opportunity."

- "What they don't want you to know is that this plan [to pursue a sale of the Company's business operations] is actually the recommendation of the Company's independent financial advisor, a nationally-recognized investment bank, following a several month-long strategic review process."

2. We note your response to comment 5 in your letter dated October 7, 2009 regarding the calculation of Adaptec's total operating losses "since Mr. Sundaresh became CEO." It appears that your calculation includes amounts of operating losses in periods prior to Mr. Sundaresh becoming CEO (i.e., FY05 and first half of FY06). According to the Form 8-K filed by Adaptec on November 16, 2005, Mr. Sundaresh became CEO on November 14, 2005 which is during the second half of the company's fiscal year 2006. It also appears that your calculations regarding the research and development expenses may also need to be revised. Please advise or avoid making statements that the company has incurred $270 million of total losses from operations and spent over $200 million in R&D since Mr. Sundaresh became CEO.

3. You state that "[f]ollowing a sale of the operating business, we believe Adaptec (i) would trade at or above its higher cash value,…" Please avoid making predictions as to specific future market values as it may be misleading to investors. Refer to Rule 14a-9 under the Exchange Act.

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Please direct any questions to Jan Woo at (202) 551-3453. You may also contact me at (202) 551-3444 or Christina Chalk at (202) 551-3263 if you need further assistance. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions